UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                  OTHNET, INC.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                    68887Q107
                                 (CUSIP Number)


                             David C. Fischer, Esq.
                                 Loeb & Loeb LLP
                                 345 Park Avenue
                             New York, NY 10154-0037
                            Telephone: (212) 407-4990
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 28, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68887Q107


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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Bruce Binkow
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
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  3. SEC Use Only S
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  4. Source of Funds (See Instructions)

     OO
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
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  6. Citizenship or Place of Organization

     United States
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               7.       Sole Voting Power
 Number of
   Shares               17,317,436 shares of common stock
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             -0-
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     17,317,436 shares of common stock
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     -0-
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 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     17,317,436  shares of common stock
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
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13. Percent of Class Represented by Amount in Row (11)

     43.48%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

Item 1. Security and Issuer

            This statement relates to Common Stock, par value $.001 per share of Othnet, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6100 Center Drive, Suite 900, Los Angeles, CA 90045.

Item 2. Identity and Background

            This statement is being filed by Bruce Binkow. The reporting person is the Chief Marketing Officer and a director of the Company and a citizen of the United States. His business address is 6100 Center Drive, Suite 900 Los Angeles, CA 90045.

            During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

            The shares to which this Schedule 13D relates are issuable upon conversion of Company Series A Preferred Stock issued to the reporting person upon consummation of a merger, pursuant to an Agreement and Plan of Merger, dated June 29, 2004 (as amended) or upon exercise of stock options or warrants to acquire Company Series A Preferred Stock or Common Stock.

Item 4. Purpose of Transaction

            The purpose of the merger was for the Company to obtain 100% ownership of Association of Volleyball Professionals, Inc., a Delaware corporation ("AVP").

            Except as contemplated by the merger agreement or related agreements, the reporting person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.


Item 5. Interest in Securities of the Issuer

            (a) The reporting person beneficially owns 17,317,436 shares of

            Common Stock (43.48% of the class), of which 0 shares are issuable upon conversion of Series A Preferred Stock and 17,317,436 shares are issuable upon exercise of stock options or warrants. The reporting person possesses sole power to vote and dispose of the shares.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

            None.

Item 7. Material to be Filed as Exhibits

            (1) Agreement and Plan of Merger as amended (incorporated by reference from Exhibits 2.1 and 2.2 to Company's Current Report on Form 8-K, dated February 28, 2005).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 8, 2005
                                              By:     /s/ Bruce Binkow
                                                     -----------------------
                                              Name:   Bruce Binkow